October 7, 2024

Tanya Boyle, Esq.
One Atlantic Center
1201 West Peachtree Street
Suite 2900
Atlanta, Georgia 30309-3449

              Re:     83 Investment Group Income Fund
                      File Nos. 333-281984 and 811-24001
Dear Ms. Boyle:

On September 6, 2024, you filed a registration statement on Form N-2 for 83 Investment Group
Income Fund (the    Fund   ). Our comments are set forth below. For
convenience, we generally
organized our comments using the headings from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

General Comments

   1. Please tell us if you have presented or will present any    test the
waters    materials to
      potential investors in connection with this offering. If so, please provide us with copies of such materials.

   2. We note that the proposed merger involves the reorganization of an unregistered fund
      into the Fund through the in-kind purchase of the unregistered fund   s
assets by the Fund.
      In correspondence, please supplementally provide additional information related to the reorganization, including whether any exemptive relief is required in order to effect the reorganization. If you are relying on the GuideStone Letter (December 27, 2007), please explain any differences and similarities between the facts underlying the reorganization of the predecessor fund into the Fund and those in the Guidestone Letter. Please explain why the predecessor fund did not itself register as a fund and instead reorganized into the
      Fund.

   3. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

   4. Please tell us how much the Fund will invest/invests in hedge funds and/or private equity funds (including CFOs, if relevant) that rely on sections 3(c)(1) or 3(c)(7) of the
      Investment Company Act of 1940 (the    1940 Act   ). Please note that
registered closed-
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October 7, 2024


       end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should, in addition to imposing a minimum initial investment requirement of at least $25,000, restrict sales to investors that, at a minimum, are
accredited investors   .
       Please explain to us why it is/would be appropriate for the Fund to offer shares without imposing both of those limitations. We may have additional comments after reviewing your response.

    5. Please either confirm that the Fund does not intend to issue debt securities or preferred stock within a year from the effective date of the registration statement or revise the registration statement accordingly, including the pricing table on the Cover Page of the
       Prospectus and the fee table in the Prospectus.

    6. The Fund uses the term    Eligible Investors    to indicate investors
eligible to purchase
       shares. Clarify in the disclosure that in all circumstances, shares of the Fund will only be
       offered and sold to    accredited investors   .

    7. Please supplementally inform the staff whether the Fund currently offers or intends to offer additional classes of shares other than Class I. Based on the response, we may have additional comments.

    8. M83 Investment Group, LLC does not appear to be an SEC registered investment adviser. Please supplementally explain when the Adviser will be SEC registered. We may have additional comments.

Accounting Comments

    9. Please confirm if the Fund plans to do any borrowing and, if so, please include interest expense in the fee table as required by General Instruction 8 to Item 3 of Form N-2.

    10. Please discuss in your response letter the Fund   s method for
accounting for
        organizational and offering costs. Please include appropriate U.S. GAAP citations that support the accounting treatment.

    11. Please include financial statements and a consent for the Predecessor Fund in the registration statement and ensure these financial statements have been audited in accordance with U.S. GAAP and Article 12 of Regulation S-X as required by Article 6-
        11 of Regulation S-X.

Cover Page

    12. Please confirm to us that all of the information required by Item 1 of Form N-2 will appear on the outside front Cover Page of the Prospectus.

    13. Under    Summary of Investment Strategy,    please state that the Fund
specifically will
        invest primarily in domestic and foreign privately-held investment vehicles managed by private fund managers that pursue various credit-related strategies and
that the Fund   s
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       investments will be made either directly into these privately-held investment vehicles or through co-investment opportunities offered by such managers alongside these privately-
       held investment vehicles.

    14. Under    Risks,    please disclose that an investment in the Fund is
speculative with a
        substantial risk of loss, and that neither the Fund nor the Adviser guarantee any level of return or risk on investments and there can be no assurance that the
Fund   s investment
        objective will be achieved. Also disclose that shareholders should carefully consider these risks together with all of the other information contained in this Prospectus before making a decision to invest in the Fund.

Prospectus Summary

    15. Please supplementally explain how it is not misleading for a fund with
  Income    in its
        name to have a secondary, rather than a primary, objective of income.

    16. The second paragraph states the Fund will engage in co-investments. To the extent the
        Fund is engaging, or intends to engage in, co-investments with any affiliated person, as that term is defined in Section 2(a)(3) of the 1940 Act, please explain to us why any such transaction is not prohibited by Section 17 of the 1940 Act.

    17. Please disclose how the Fund defines    traditional fixed income
markets    on page 1 under
        the heading    Investment Strategy   .

    18. Please disclose what factors or characteristics the Fund will consider when investing in public securities and credit strategies such as public debt, structured credit, and registered
        funds discussed on page 1 under the heading    Investment Strategy   .

    19. Please disclose how the Fund defines    shorter-term loans    discussed
on page 1 under the
        heading    Investment Strategy   .

    20. Please disclose more specifically what the Fund means by the following on page 1 under
        the heading    Investment Strategy   :    upside is pre-negotiated and
the downside is
        protected.

    21. In the first paragraph on page 2, the disclosure states that the Adviser uses a process to
        identify    what it believes to be the best possible Private Fund in a
given sector   . Please
        disclose the criteria the Adviser considers in making that determination if not already disclosed.

    22. The risk disclosure regarding    Private Funds Risk    in the first
paragraph on page 7 states
        that Private Funds are subject to specific risks, depending on the nature of the specific
        Private Fund. Given the Fund   s investment strategy, please disclose
the specific risks of
        the Private Funds in which the Fund may invest.
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    23. Confirm to us either that the Fund will not invest in any wholly owned subsidiaries or revise the disclosure accordingly.

High Yield and Unrated Securities (p. 8)

    24. Please disclose the risks associated with investing in distressed or defaulted securities.

    25. To the extent investing in Private Funds that invest in junk securities is considered to be
        part of the Fund   s principal investment strategy, the disclosure the
Summary Prospectus
        should indicate this fact and highlight the speculative nature of such investments,
        including by stating explicitly that the Fund   s investments are
commonly referred to as
           junk securities.

Summary of Fund Expenses (p. 12)

    26. The disclosure indicates the Fund may borrow for investment purposes. Accordingly, in the Annual Expenses section of the Fee Table, add a separate caption showing estimated
           Interest Payments on Borrowed Funds.    See Instruction 8 to Item
3.1 of Form N-2.
        Also, please add a footnote to this caption stating, as applicable, that all fees and expenses incurred in borrowing money, issuing and servicing debt securities, and/or
        preferred stock will be indirectly borne by the holders of the Fund   s
shares.

    27. Please confirm to us that the    Other Expenses    caption in the fee
table includes the
        organizational and offering expenses of the offering or revise the caption to include these expenses.

    28.    Other Investment Funds    is not a defined term in the Summary
Prospectus. Please
        clarify whether the disclosure is meant to refer to    Other Private
Funds.

    29. Please conform the Example to Item 3 of Form N-2, which requires disclosure of the expenses a shareholder would pay on a $1,000 investment.

The Fund (p. 13)

    30. Disclosure under the heading    The Fund    on page 13 discusses a
Reorganization. Please
        supplementally explain if and when the Fund plans on filing an N-14 in connection with the Reorganization, and if not, why not.
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Investment Criteria     Downside Protection (p. 15)

    31. Please supplementally explain and disclose what actions private lenders can take to provide downside protection.

    32. In the first sentence on Page 14, is the sentence intended to refer to
the    traditional fixed
        income markets   , rather than    traditional markets    consistent
with earlier disclosure on
        page 1? If so, please revise.

    33. In the first paragraph under    Investment Criteria    on page 14,
please further describe
        what the Fund means by    flying under the radar of larger institutions
  .

Other Information Regarding Investment Strategy (p. 18)

    34. Please clarify that the Fund may invest its cash balances in any investments described herein. The Fund may not reserve the ability to invest in any investments whatsoever.

Fundamental Policies (p. 18)

    35. Please note that a Fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining
        the Fund   s compliance with its concentration policies.

Risk Factors - Allocation of Investment Opportunities Risk (p. 26)

    36. Please enhance the disclosure explaining the investment allocation policies of the
        Adviser, including those used for co-investments, to provide a detailed description of those policies. Please summarize this information in the Summary Prospectus.

Conflicts of Interest (p. 31)

    37. Please disclose what steps the Adviser will take to ensure that the Fund is not disadvantaged by the conflicts described in this section, particularly with respect to the
        allocation of investments among the Adviser   s other clients.

Repurchases of Shares (pp. 31-33)

    38. Rule 14e-8 under the Exchange Act prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the registration statement to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on
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       expense ratios and portfolio turnover, the ability of the fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the fund currently intends to follow at the time it makes a tender offer
       (disclosed on page 33), such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

Anti-Takeover and Other Provisions in the Declaration of Trust (p. 40)

    39. The disclosure states that the Declaration of Trust includes provisions that could have the effect of limiting the ability of persons or entities to acquire control of the Fund. Please reconcile this with the disclosure in the Declaration of Trust, which does not appear to reference such provisions. Please also clarify if this disclosure on page 40 of the registration statement is referring to the use of control shares under the Delaware control share acquisition statute, and if so, please delete this discussion, or otherwise explain how the Fund could use control shares given that the Fund is an unlisted Delaware statutory trust.
    40. Article XII, Section 12.4 (Jurisdiction and Waiver of Jury Trial) of the Declaration of
        Trust includes an exclusive state forum provision.
           a. Please disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).
           b. Please disclose that the provision does not apply to claims arising under the federal securities laws.
    41. The disclosure on page 40 states that the Declaration of Trust includes provisions regarding derivative actions, including pre-suit demands, etc. The Declaration of Trust does not appear to include these provisions. Please supplementally explain where these provisions are included, or otherwise revise the registration statement. We may have additional comments.
    42. We note that Article III, Section 3.1 states the following:    Except
as required by federal
        law including the 1940 Act, neither the Trustees nor any officer of the Trust shall owe any fiduciary duty to the Trust or any series or class or any
Shareholder.    We understand
        that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the
        Declaration of Trust. Provisions eliminating or altering the fiduciary
duties of a fund   s
        trustees, officers, member of any advisory board, investment adviser(s), depositor, or principal underwriter are inconsistent with federal securities laws and
the Commission   s
        express views on such persons    fiduciary duties.
       Accordingly, please add a provision to the Declaration of Trust, or otherwise modify the
       Declaration of Trust, to clarify explicitly that notwithstanding anything to the contrary in the Declaration of Trust, nothing in the Declaration of Trust modifying, restricting or
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October 7, 2024


       eliminating the duties or liabilities of trustees or officers shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.
Purchasing Shares (p. 42)

    43. In the paragraph titled    Purchasing Shares    on page 42, the
disclosure states that order
        prices will be computed    on the next Subscription Date    after it is
received by an
        intermediary and accepted by the Fund. Please supplementally explain if potential investors can revoke their orders before the next Subscription Date, and the requirements in order to revoke an order. If potential investors cannot revoke their order before the
        Fund accepts the order, please supplementally explain how the Fund   s
policy complies
        with the requirements regarding the timing of pricing of shares under section 23(b) of the
        1940 Act.

Purchase Terms (p. 43)

    44. Please note that the staff has not objected to waiving a minimum $25,000 investment under the following circumstances: (1) as to employees, officers or trustees of the Fund
        (including retired officers and trustees), the adviser or their affiliates and their immediate family members (this could include trusts established for these persons); and (2) by the
        board/Fund/adviser based on its consideration of the investor   s
overall relationship with
        the adviser or selling agent, including consideration of the aggregate value of all accounts of clients of a selling agent investing in the Fund for purposes of satisfying the minimum investment amount. Please revise the disclosure under the heading
Purchase Terms    on
        page 43 accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Foreign Securities, Emerging Markets Securities and Derivatives Sections (pp. 5, 6)

    45. To the extent investing in foreign securities, emerging markets or derivatives are a principal investment strategy of the Fund, disclose these investments, and the risks associated therewith, in the prospectus.

PART C
    46. Please confirm that the legal opinion will conform to the requirements in Staff Legal
        Bulletin No. 19. (October 14, 2011).
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Signature Page

      47. Section 6(a) of the Securities Act of 1933 requires registration statements to be signed by the principal executive officer, principal financial officer and a majority of the Trustees.
          This registration statement was signed solely by the Initial Trustee. Please ensure that a pre-effective amendment to this registration statement is signed by all personnel required under Section 6(a), including a majority of the Trustees and any powers of attorney are filed as exhibits.

Closing

         We note that the registration statement is missing information and contains bracketed disclosures. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

         If you intend to omit certain information from the form of Prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the
         Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

         Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

         In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         If you have any questions prior to filing a pre-effective amendment, you may contact me at 212-336-5023.
                                                        Sincerely,

                                                        /s/ Michael A.
Rosenberg


                                                        Michael A. Rosenberg
                                                        Attorney-Advisor

cc:      Michael Spratt, Assistant Director
         Thankam Varghese, Branch Chief